Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2008 MAR 25 A 9:12

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	20 March 2008	*No of sheets:*	*1*

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SUPPL

Current report 18/2008

The Management Board of KGHM Polska Miedź S.A. announces that on 19 March 2008 a contract was entered into between KGHM Polska Miedź S.A. and Glencore International AG for the sale of copper cathodes in years 2008 – 2009.
The estimated value of this contract is from USD 413 201.1 thousand to USD 557 417.1 thousand, i.e. from PLN 927 223.2 thousand to PLN 1 250 843.9 PLN thousand, depending on the amount of tonnage under option.
This amount was estimated based on the forecast copper price (using a forward curve) and the National Bank of Poland exchange rate from 18 March 2008.
This contract foresees contractual penalties for failure to execute payments on time.

The total estimated value of contracts entered into between KGHM Polska Miedź S.A. and Glencore International AG over the last 12 months is from PLN 991 186.6 thousand to PLN 1 314 807.3 thousand.
The highest-value contract signed during this period is the above-mentioned contract.

The criteria used for describing the contract as significant is that the estimated value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

dlw 3/27

[redacted]

08001485

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 MAR 26 A 6:42

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	18 March 2008	*No of sheets:*	*1*

Current report 17/2008

The Management Board of KGHM Polska Miedź S.A. announces that the total value of contracts entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) over the last 12 months exceeded 10% of the equity of KGHM Polska Miedź S.A. and is estimated from PLN 1 154 334.4 thousand to PLN 1 352 509.7 thousand.

The highest-value contract signed during this period is the contract from 18 March 2008 for the sale of copper cathodes in 2008.
The estimated value of this contract is from USD 245 047.8 thousand to USD 306 276.2 thousand, i.e. from PLN 552 827.8 thousand to PLN 690 959.1 thousand, depending on the amount of tonnage under option.
This amount was estimated based on the forecast copper price (using a forward curve) and on the National Bank of Poland exchange rate from 17 March 2008.
This contract foresees contractual penalties for failure to execute payments on time.

The criteria used for describing the contract as significant is that the total estimated value of the contracts exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

WICEPREZES ZARZĄDU
Marek Fusiński

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END